650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

November 21, 2017

BY EDGAR AND EMAIL

Daniel Duchovny, Esq.

Frank Pigott, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Deckers Outdoor Corporation
Definitive Additional Materials on Schedule 14A
Filed on November 15, 2017
File No. 001-36436

Dear Messrs. Duchovny and Pigott:

On behalf of our client, Deckers Outdoor Corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 17, 2017, relating to the Company’s definitive additional materials on Schedule 14A filed with the Commission on November 15, 2017.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed that comment with the Company’s response.

Materials Distributed to Certain Investors on November 15, 2017

Our Business Transformation Journey, page 9

1.	Please provide support for your statement that your initiatives are expected to lead to a 380 basis points improvement in operating profit.

The Company respectfully advises the Staff that this is an alternate way to express the Company’s previously-announced operating margin target of 13.0%, which the Company

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Daniel Duchovny, Esq.

Frank Pigott, Esq.

November 21, 2017

expects to achieve by the end of fiscal year 2020.1 It is calculated by taking the expected 13.0% operating margin and subtracting the Company’s non-GAAP operating margin of 9.2% for fiscal year 2017. The result, which is 380 basis points, represents the targeted improvement in operating profit between the end of fiscal year 2017 and the end of fiscal year 2020.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or Bradley L. Finkelstein at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

cc:	Deckers Outdoor Corporation
Tom Garcia
Lisa Bereda

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Larry W. Sonsini
Bradley L. Finkelstein

1 The Company has disclosed this target on numerous occasions. For example, see the Company’s DEFA14A filing on November 2, 2017.